
中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

File No.82-34675

Our Ref : BS(2006)227(JL)

30 August 2006

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 29 August 2006 for your attention:

(1) 2006 interim results announcement;
(2) Highlights of 2006 interim results;
(3) Results Announcement Form; and
(4) Press release in relation to 2006 interim results.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道1號
1 Garden Road, Hong Kong
電話 Tel: (852) 2826 6888
傳真 Fax: (852) 2810 5963



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

South China Morning Post
Date : 30 August 2006



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

2006 Interim Results Announcement

CHAIRMAN'S STATEMENT

I am pleased to report that the Group's business continued to prosper in the first half of 2006. During this period, the Group's net operating income before loan impairment increased strongly by 26.5% to HK$10,517 million, the highest since the Group's IPO in 2002. This encouraging growth was led mainly by the substantial rise in net interest income and net fee income by 26.2% and 21.2% respectively year-on-year as well as a net loan impairment release of HK$642 million and an investment property revaluation gain of HK$477 million. Pre-provision operating profit was up by an even stronger 34.3% to HK$7,546 million. Profit attributable to shareholders increased by 8.4% year-on-year to HK$7,093 million whereas earnings per share were up 8.4% to HK$0.6709 (2005 interim earnings per share (restated): HK$0.6191). The Group's asset quality continued to improve side by side with the financial results. Our impaired loan ratio dropped to 1.09% versus 1.28% as at the end of 2005.

As a result of our good business results and healthy financial position, the Board has declared an interim dividend for the first half of 2006 of HK$0.401 per share (2005 interim dividend: HK$0.328 per share), an increase of 22.3% as compared to the same period last year. Payout ratio for the first half of the year increased to 59.8% (2005 interim payout ratio (restated): 53.0%).

In line with our expectation, the Hong Kong economy continued to perform well. External trade experienced robust growth, fuelled primarily by strong demand from the Mainland and, to a lesser extent, Europe. Private consumption spending increased as the local labour market kept improving and wages were on the rise. Business sentiments were buoyant, leading to increased investment in machinery and equipment. The local stock market was particularly upbeat in the first two quarters with a considerable number of large-scale IPOs, including that of BOC. However, local interest rates continued to rise, trailing the US trend, which led to the lackluster performance of the property market.

Under this largely benign business climate and with the intrinsic strengths and growth momentum built up within the Group in the past three to four years, we have been able to forge ahead with our 2006-2011 Strategic Plan approved by the Board last year. Our vision is to evolve into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. We have made some significant headway in the first half of 2006 in that direction.

The first major step we have taken was the acquisition of a 51% controlling stake in BOC Life, which was indirectly and wholly owned by our parent, BOC. The acquisition was made at a consideration of HK$900 million and was financed by our internal cash reserves. BOC Life's main business is in offering life insurance policies in Hong Kong and to a lesser extent, in writing life insurance policies linked to investment products and retirement scheme management. The acquisition is in line with our Strategy and represents a concrete step in our pursuit of new capabilities and business that can in the course of time allow us to move further up the value chain, diversify our income base and further improve our overall profit margin.

A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. We made steady progress in that connection in the period under review. Major initiatives were taken to enhance the team spirit throughout the Group and promote BOCHK's corporate image. On the other hand, we continued to improve our staff's remuneration package, having regard to the job market conditions and our policy of giving due recognition to the staff's contribution to the Group's business performance.

In terms of business development, our priority in the interim period was to pursue qualitative growth, focusing more on the higher-yielding business segments than on across-the-board volume growth as in the recent past. Our key objective in this regard has been to achieve higher segmental profit and, hence, higher overall profit. I am satisfied that we have been on track in that regard and making good progress in delivering higher operating profit as well as net profit.

On the back of its strong market position, our retail banking continued to achieve encouraging growth in business volume and operating profit due mainly to the rise in net interest income and net fees and commissions income, notwithstanding the negative impact of keen competition on the growth of personal loans and residential mortgage lending. Our corporate banking business also experienced comparable growth in net operating income before loan impairment due to a strong increase in net interest income. On the treasury front, we recorded strong growth through investment portfolio diversification as well as increasing investment level under an asset allocation plan. The Group's net interest margin increased to 1.84% whereas the gross yield on average loans and securities also improved as a result of our conscious effort

Compared to the second half of 2005, net interest income increased by HK$382 million, or 5.3%. Average interest-earning assets grew by HK$60,759 million, or 7.9%. Net interest margin decreased slightly by 2 basis points while net interest spread dropped by 10 basis points. Contribution from net free fund increased by 8 basis points.

Following the relatively steep rise in the second half of 2005, market interest rates continued to move upward but at a slower pace in the first half of 2006 due to abundant market liquidity. Average one-month HIBOR increased by only 38 basis points vis-à-vis the second half of 2005. Consequently, improvement in the contribution of net free fund slowed down. As a result of the Group's effort to maintain loan yield and widening prime-to-HIBOR spread, loan spread improved. Gross yields on average loans and debt securities rose by 74 and 64 basis points respectively. Weighted average yield on residential mortgage portfolio, excluding GHOS mortgages, declined slightly by 3 basis points to 2.52% below best lending rates. Although the rise in market rates was moderate in the first half of 2006, fixed deposit spread was further widened.

Net Fees and Commission Income

Net fees and commission income increased by HK$308 million or 21.2% year-on-year to HK$1,761 million, primarily due to the increases in commissions from stockbroking of HK$314 million or 95.2% and asset management of HK$63 million or 60.6%. The buoyant equity market and IPO activities helped boost the volume of customer transaction and the sales of open-end funds by 121.6% and 133.6% respectively. On the other hand, as customers demanded investments with higher potential returns under the prevailing interest rate environment, sales of bonds and structured notes dropped and related commission income decreased by HK$45 million or 60.8%. As a result of the combination with BOC Life, fee income from life insurance for the three half-yearly periods only included fee income from the Group's other insurance business partners after group consolidation elimination. It fell by HK$55 million, or 75.3%, mainly due to lower sales of insurance products. At the same time, the business volume of BOC Life, as reflected in the 'net insurance premium income', grew significantly after the successful launching of several new products. Loan commissions fell by HK$8 million or 6.5% due to lower business volume while bills commission remained flat. Other fees and commission income increased by HK$94 million or 27.5%, mainly due to fee income from IPO activities amounting to HK$35 million and the robust growth of fee income from RMB-related services by 111.8% and exchanges by 75.9%. In line with the increment of fees and commission income, fees and commission expenses rose by HK$81 million or 15.9% because of higher stockbroking expenses.

Compared to the second half of 2005, net fees and commission income increased by HK$268 million or 18.0% with the growth of income from stockbroking and asset management.

Investment and Insurance Business

Total investment and insurance income surged by HK$375 million, or 54.2%, year-on-year to HK$1,067 million, primarily due to an increase in investment and insurance fee income of HK$296 million, or 52.7%, and the rise of insurance income of BOC Life by HK$79 million, or 60.8%. The increase in BOC Life's insurance income was driven by higher net insurance income and interest income from deposits and debt securities portfolio. Net insurance income increased significantly with the growth of underwriting business which was supported by several new products. The growth was partially offset by lower fair value of interest rate instruments and structured notes as most of the securities were booked under financial assets at fair value through profit or loss.

Compared to the second half of 2005, total investment and insurance income increased by HK$336 million, or 46.0%, mainly due to an increase in investment and insurance fee income of HK$301 million, or 54.0%.

Net Trading Income

Net trading income decreased by HK$93 million, or 13.3%, to HK$606 million. Net trading income from foreign exchange and foreign exchange products grew to HK$758 million, representing an increase of HK$162 million or 27.2%. This growth was mainly attributable to the rise in the fair value of foreign exchange swap contracts. Net trading income from interest rate instruments included changes in the fair value of trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated as fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. In the first half of 2006, net trading income from interest rate instruments posted a net loss of HK$114 million. The major reason was the decline in the fair value of certain financial ...

- Residential mortgage loan (excluding those under the government-sponsored Home Ownership Scheme) declined by HK$4,729 million or 4.8% primarily due to price competition and market conditions.
- Card advances decreased by HK$128 million, or 2.7%.

Trade finance decreased by HK$271 million or 1.7%, primarily due to repayments by large corporate customers. Meanwhile, loans for use outside Hong Kong grew by HK$3,694 million or 9.7%.

In terms of currency mix, HK dollar and US dollar advances to customers accounted for 82.8% and 13.8% respectively. Other currency advances to customers accounted for 3.4% only. There was no significant change in currency mix in the first half of 2006.

Deposits from Customers

Deposits from customers increased by HK$8,233 million, or 1.3%, to HK$640,891 million from the end of 2005. The Group has been optimising funding costs by actively controlling interest rates on fixed deposits. Demand deposits and current accounts declined by HK$513 million or 1.8%. Savings deposits rose by HK$7,428 million or 3.4% and time, call and notice deposits rose marginally by HK$1,318 million or 0.3%. There was a growing popularity in structured deposits, a hybrid of retail deposit and derivatives that gives a higher nominal interest rate to depositors. Structured deposits amounted to HK$10,103 million, up HK$3,730 million or 58.5%, representing about 1.6% of the adjusted total deposits from customers. The Group's loan to deposit ratio was 51.2% at end of June 2006.

In terms of currency mix, HK dollar and US dollar deposits from customers accounted for 67.2% and 21.5% respectively. Other currency deposits from customers accounted for 11.3%. The Group's HK dollar loan to deposit ratio was 63.1%, down from 65.0% at end-2005, mainly due to the decline in HK dollar advances to customers.

Asset Quality

In the first half of 2006, the Group's impaired loans decreased by HK$646 million or 15.2%. Impaired loan ratio improved by 0.19 percentage point to 1.09% due to benign credit quality, strong collection and recovery efforts. Total collections amounted to approximately HK$0.7 billion. Write-off of impaired loans amounted to HK$0.1 billion. About HK$0.1 billion of the reduction in impaired loans was due to the treatment of repossessed assets as a direct offset against the impaired loans outstanding.

Total impairment allowances, including both IA and CA, amounted to HK$1,561 million. Impairment allowances for impaired loan ratio was 33.01%. If the value of underlying collateral was included, the total coverage ratio would increase to 100.41%. The Group also held a regulatory reserve amounting to HK$3,519 million.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.30% at end-2005 to 0.26%. The quality of card advances also improved, with the charge-off ratio dropping from 2.87% to 2.64%.

Capital and Liquidity Ratios

Total capital base of the Group after deduction further increased to HK$68,109 million or 1.4% over the balance at 31 December 2005, representing an increase in retained earnings. Despite this, the consolidated capital adequacy ratio of the banking group fell to 14.61% from 15.37% at end-2005 because of the 6.7% increase in total risk-weighted assets. This was the result of the growth of securities investment.

Average liquidity ratio rose to 50.30%, compared to 39.15% in the first half of 2005. The Group continued to actively manage the balance sheet. Consequently, new funds from deposits were invested in liquefiable securities, which helped strengthen the liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results.

Retail Banking

Results

Retail Banking posted a 14.1% growth in profit before taxation to HK$3,189 million as compared



In accordance with our Strategic Plan, we have been striving to grow our business and build a stronger presence in the Mainland of China. The Group's operating income in this market reported healthy double-digit growth and recorded a marginal increase in total loans to customers. We continued to collaborate with BOC on various business fronts, including cross-border and wealth management businesses. In the first half of this year, two more of our branches in the Mainland were approved to conduct RMB business, which is conducive to our position in the Mainland.

Meanwhile, the Group has continued to practice good corporate governance and comply with the Code on Corporate Governance Practices under the Listing Rules. We have also further enhanced our Board structure recently. Of the 13 Board Members, an overwhelming majority of 12 are Non-executive Directors or Independent Non-executive Directors (INEDs) after the joining of two independents late last year and earlier this year respectively. Of the 12 Non-executives, six are INEDs. The Audit Committee, Risk Committee and Strategy & Budget Committee, are all chaired by INEDs.

Overall speaking, I am pleased that we have been on course in implementing the Group's 2006-2011 Strategic Plan. Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth. Consumer spending is likely to grow in view of a better job market and rising household income. Capital investments should continue to be active. A higher degree of uncertainty, however, is expected of the external environment due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. Regardless of all these uncertainties, we will move forward with implementing our Strategic Plan in the remainder of the year, with special emphasis on achieving higher profitability and higher profit margin. BOC Life will allow us to tap the potential of our extensive customer base even further.

To conclude, I would like to extend my appreciation to the Board of Directors for their guidance and to all our staff for their good work.

XIAO Gang
Chairman

Hong Kong, 29 August 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section provides an analysis of the performance, financial position and risk management of the Group. The following analysis should be read in conjunction with the financial statements included in the Interim Report. The Group has applied the merger accounting method in accounting for the combination with BOC Life on 1 June, 2006. As a result, the 2005 comparative figures were restated as appropriate.

Consolidated Financial Review

The Group continued to deliver strong results in the first half of 2006. Net operating income before loan impairment allowances reached the highest level since its IPO in 2002. Improvement in total operating income was underpinned by strong growth in net interest income and net fees and commission income. Notwithstanding a reduction in both loan impairment allowances write-back and investment property revaluation gain, attributable profit reached HK$7,093 million, up HK$547 million or 8.4%. Earnings per share were HK$0.6709, up HK$0.0518. Return on average total assets and return on average shareholders' funds were 1.59% and 17.63% respectively.

Analyses of the financial performance, business operations and risk management of the Group for the first half of 2006 are set out in the following sections.

Net Interest Income and Margin

Net interest income increased by HK$1,572 million, or 26.2%, year-on-year to HK$7,573 million. Average interest-earning assets grew by HK$78,194 million, or 10.4%, to HK$827,948 million, mainly due to the increase in average deposits and funds from IPO subscriptions. Net interest margin increased by 23 basis points to 1.84% while net interest spread dropped by 1 basis point to 1.43%. Contribution from net free fund rose by 24 basis points as a result of rising interest rates.

The interest rate environment in the first half of 2006 was very different from that in the same period in 2005. After the refinement of the operation of the linked exchange rate mechanism by HKSAR government in May 2005, one-month HIBOR increased noticeably from 1.96% at end-April 2005 to 4.10% at end-Dec 2005, culminating in 4.68% in May 2006. Average one-month HIBOR increased by 217 basis points to 4.19% for the first half of 2006 as compared to 2.02% a year ago while average one-month USD LIBOR increased by 197 basis points to 4.85% during the same period. At the same time, the Group's average prime rose to 8.08% for the first half of 2006, compared to 5.25% in the same period last year, widening the average prime-to-one-month HIBOR spread by 66 basis points to 3.89% in the first half of 2006.

The Group's gross yield on average loans increased by 247 basis points year-on-year. This was attributable to higher market interest rates and the Group's conscious efforts in maintaining loan spreads despite pricing pressure arising from keen market competition. Although weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, declined by 12 basis points to 2.52% from 2.40% below best lending rates a year ago, loan spread widened with the prime-to-HIBOR spread. Gross yield on debt securities increased by 152 basis points as the Group continued to diversify its investment portfolio to enhance yield. However, improvements in net contribution from the debt securities portfolio were held back by the flattening yield curve. While deposit spread was widened as a result of the Group's effort in managing funding costs, higher deposit rates, coupled with a shift of savings to fixed deposits, led to higher overall funding cost. For instance, average interest rates on savings and fixed deposits increased by 219 basis points and 182 basis points respectively. At the same time, average fixed deposits as a percentage of total deposits increased by 8 percentage points when compared to the first half of 2005.

Compared to the second half of 2005, net trading income dropped by HK$60 million or 9.0%, mainly due to the decrease in gains from foreign exchange swap contracts and adverse change in the fair value of structured notes.

Net Insurance Premium Income

Compared to the first half of 2005, net insurance premium income registered a solid growth of HK$1,702 million or 95.9% to HK$3,476 million, driven by 70.3% growth in the number of insurance policies concluded and 21.0% growth in the premium per new policy. The strong growth of premium income was the result of the successful launch of new products during the first half of 2006.

Compared to the second half of 2005, net insurance premium income increased by HK$1,620 million or 87.3% to HK$3,476 million.

Net Insurance Benefits and Claims

Compared to the first half of 2005, net insurance benefits and claims increased by HK$1,300 million or 73.9% to HK$3,060 million, which was in line with the growth of life and annuity insurance underwriting business. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2005, net insurance benefits and claims increased by HK$1,458 million or 91.0% to HK$3,060 million.

Operating Expenses

Operating expenses rose by HK$278 million, or 10.3%, year-on-year to HK$2,971 million due mainly to an increase in staff cost of HK$156 million or 9.4% following the pay rise in April 2006 and the recruitment of qualified staff. Compared to the end of June 2005, headcount measured in full time equivalents decreased by 66 to 12,715 at the end of June 2006.

Depreciation on owned fixed assets increased by HK$36 million, or 12.5%, to HK$323 million as compared to the first half of 2005, largely due to the rise in the value of premises.

Reversal of Loan Impairment Allowances on Advances

Loan impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using the discounted cash flow method (Individual Assessment – IA). For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics (Collective Assessment – CA). Compared to the first half of 2005, the Group recorded net release of loan impairment allowances of HK$642 million, down HK$793 million or 55.3%. Release of allowances fell by HK$805 million or 71.7% to HK$318 million. The reduction in the release reflected a slowdown in the improvement in the bad debt migration rate, after the Group's significant improvement in asset quality last year on the back of improved economic conditions and borrowers' debt servicing capability. This release was offset by new impairment allowances amounting to HK$368 million. Additional allowances were needed to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

In the first half of 2006, recoveries totaled HK$692 million, down HK$416 million or 37.6% when compared to the first half of 2005, which included recoveries of certain large accounts.

Compared to the second half of 2005, net release of loan impairment allowances decreased by HK$568 million or 46.9% as a result of lesser release of loan impairment allowances. The significant release in the second half of 2005 was mainly attributable to the recovery of advances to a customer.

Property Revaluation

The aggregate impact of property revaluation on the income statement was HK$473 million, of which HK$477 million came from the revaluation of investment properties. Loss on revaluation of premises was HK$4 million. The related deferred tax charge on revaluation of investment properties amounted to HK$22 million. As a result, the net impact on the Group's attributable profit in the first half of 2006 was HK$455 million.

Financial Position

The Group's total assets were HK$860,335 million as at 30 June 2006, up HK$29,333 million or 3.5%, from the end of 2005:

- Cash and balances with banks and other financial institutions dropped by HK$1,675 million or 5.5%, while interbank placements fell by HK$18,507 million, or 14.7%.
- Securities investments rose by HK$46,770 million, or 17.7%, to HK$310,979 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by securities investment portfolio increased.

Advances to Customers

Total advances to customers declined marginally by HK$815 million or 0.2%. This was the result of intensified market competition particularly in the residential mortgage market. The decrease was counterbalanced by the growth in corporate loans in Hong Kong and loans for use outside Hong Kong.

Loans for use in Hong Kong decreased by 1.5%:

- Lending to industrial, commercial and financial sectors grew by HK$1,397 million, or 0.9%, driven by loans for property investment and manufacturing. In particular, our SME loan portfolio increased by HK$1,446 million or 3.1%.

Net interest income rose by 4.4% to HK$3,812 million. The overall profitability of prime-based loans, which formed the majority of Retail Banking's loan assets, improved due to widened prime-HIBOR spread. However, it was partially offset by the decrease in average balance. The surge in interbank rates and the Group's efforts in managing funding cost improved the deposit spread and contributed to the increase in net interest income, which was partially offset by the shift in savings to time deposits.

Other operating income soared by 38.9% to HK$1,670 million, primarily driven by strong growth of net fees and commission income by 42.2% to HK$1,394 million. The active stock market accelerated the growth of transaction volume, thereby increasing the commissions from stockbroking. This, coupled with the growth of commissions from the sales of open-end investment fund, outweighed the decline in commissions from the sales of structured products.

Operating expenses rose by 8.6% to HK$2,326 million mainly because of the rise of staff cost after the salary increase in April 2006 and the increase in computer processing costs.

Advances and other accounts, including mortgage loans and card advances, decreased by 2.0% to HK$125,873 million from end-2005. Customer deposits decreased by 3.3% to HK$516,043 million.

Growth of investment and insurance business

Investment and insurance business, which was one of the top priorities in the Group's business development strategies, recorded encouraging results in the first half of 2006. Despite intense competition, the Group's wealth management customers and assets under management grew by 24.7% and 20.1% respectively. An active local stock market boosted the Group's stock brokerage business volume by a substantial increase of 121.6%. The IPO of Bank of China set new records in terms of both the number of applications received and processed as well as the volume of IPO financing. The sales volume of open-end funds also increased by 133.6% of which China Equity Funds and Emerging Market Equity Funds were among the best selling funds. During the first half of the year, the Group launched a series of new insurance products such as "Supreme Saver 06- 5 Year Life Endowment Plan", "Reward Plus Insurance Plan" and "Prudent Saver 5-year Life Endowment Plan", which were well received by customers.

Residential mortgages

The Group's residential mortgage business in the first half of 2006 was affected by keen competition and a relatively lacklustre residential property market. Against this backdrop, the Group actively promoted fixed-rate mortgage plans and HIBOR-based mortgage plans to meet customers' needs. Benefiting from the basically positive economic conditions, the credit quality of residential mortgage continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.26%.

Value-added services for high net worth customers

In collaboration with BOC, in December 2005 the Group launched a new service which enables wealth management customers to access priority and privileged banking services at BOC branches in the whole Asia Pacific region. In addition, versatile value-added banking solutions covering investment management, financial planning and pre-arranged banking services were tailored for Mainland customers. Currently, 96 Wealth Management Prime and 18 Wealth Management VIP centres are in operation.

Credit card business

The Group's card business maintained its growth momentum in the first half of 2006. Cardholder spending volume and merchant acquiring volume registered growth of 7.2% and 15.0% respectively. During the first half of 2006, the Group launched "GBP Greatwall International Card" and it was the first EMV certificate acquirer in Hong Kong.

Leadership in personal RMB banking business

The Group remained the market leader in the Renminbi (RMB) personal banking services in Hong Kong and continued to achieve satisfactory results in RMB-related businesses. RMB deposits increased to HK$8,617 million by end-June 2006. The Group maintained its leading position in RMB card issuing business, increasing its volume by 60.3%. At the end of June 2006, the number of ATMs providing RMB withdrawal service amounted to 236. The Group was among the first batch of the banks in Hong Kong to launch expanded RMB services in December 2005. In March 2006, the Group launched Renminbi Settlement System (RSS) to provide clearing services for expanded RMB business in Hong Kong. The newly launched RSS served as a quality clearing platform and provided a solid foundation for the further expansion of RMB business. At the same time, Personal RMB Cheque Service was launched to enable customers to make payment for consumer spending in Guangdong Province by cheque.

E-channel development

Continuous progress was made on e-channel development by enhancing and expanding iTS internet banking functions, especially in the area of investment services. As a result, the number of iTS customers increased by 8.9% in the first half of 2006. Compared to the first half of 2005, the number of iTS transactions increased by 58.4%.

Corporate Banking

Results

Corporate Banking reported a profit before taxation of HK$2,445 million, down by HK$586 million or 19.3% as compared to the first half of 2005. The decline was mainly attributable to a significant decrease in net release of loan impairment allowances. Net operating income before loan impairment allowances, however, increased by 10.3% to HK$2,516 million. Net interest income and other operating income grew by 11.5% and 5.9% respectively, partially offsetting the impact of the reduction in the release of loan impairment allowances on the segment's profit.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The rise in net interest income was achieved by widening loan spread and deposit spread. Operating expenses were up 12.3% to HK$675 million.

Release of loan impairment allowances was HK$604 million, down 55.3%, as marginal improvement in bad debt migration rate slowed down. The asset quality of the corporate loan portfolio remained strong despite the deterioration of a small number of accounts.

Loan assets in the Corporate Banking sector were stable in the first half of 2006. Advances and other accounts increased by 1.5% to HK$211,302 million. Customer deposits registered a robust growth of 28.6% to HK$127,936 million.

Market leadership in loan syndication

The Group continued to develop its syndicated loan business and remained as the leader in the Hong Kong, Macau and China market. According to *Basis Point*, a leading Asian debt market magazine, the Group was ranked second in the Hong Kong/Macau market and third in the Hong Kong/China market on the top-tier arrangers' list.

Enlargement of SME customer base and enhancement of business competitiveness

In 2006, the Group focused on adjusting its business and customer structures and devoted much effort in developing its SME business. The Group's 5-year SME business plan focuses on further improving the SME business model, optimizing credit approval procedures for SME loans, simplifying existing workflow, and increasing efficiency of customer service. In the first half of 2006, the Group launched a series of new products to better serve SME customers, such as Equipment Link, Professional Firms Link, Trade Peak Season Link, etc. Meanwhile, the Group also promoted the Corporate Privilege Club to provide quicker and more prestigious banking services to VIP corporate customers.

Enhancement of e-banking services and cash management business

In order to improve cash management business, the Group continued to refine the related service platform, extend the service coverage, broaden the areas of system connection to BOC's overseas branches, and further enhance its tailor-made service plan to large corporations and provide standardised cash management products and services to SME customers. Such improvements were meant to create more business opportunities and enhance cross-selling.

The Group continued to strengthen its e-banking functions and promote CBS Online services. The number of CBS Online customers increased by 40.6% in the first half of 2006.

Preparation for the opening of Mainland financial market

To prepare for the opening of the financial market in the Mainland, the Group continued to strengthen its business relationship with local and overseas financial institutions. Meanwhile, the Group actively promoted QDII/QFII-related business, and all related preparations are ready to go.

Owing to the considerable number of IPO activities in the first half of 2006, the volume of IPO financing increased significantly.

Mainland Branches

In the first half of 2006, Mainland branches' operating profit before loan impairment allowances increased by 5.6% to HK$150 million due mainly to the increase in average loan size. Nevertheless, abundant liquidity and active financing activities in the Mainland resulted in low cost refinancing and hence early repayment by certain large corporate clients. Total advances to customers of our Mainland branches rose only marginally by 0.1% to HK$15,201 million while customer deposits increased by 20.7% to HK$2,803 million.

At the end of June 2006 when two more branches obtained approval to offer RMB business, the Group had a total of 11 Mainland branches and sub-branches permitted to participate in RMB business and 12 branches and sub-branches allowed to conduct derivatives business. All 14 branches and sub-branches are now licensed to provide insurance agency services and the coverage of wealth management products has been extended in the China market. In view of the high demand for investment products in the market, the Group launched commodity-linked deposits in 2006 as an extension to the series of currency-linked deposits offered since 2005. It has also applied for permission to conduct overseas treasury management business to prepare for the implementation of QDII.

Treasury

Results

In the first half of 2006, Treasury reported a profit before taxation of HK$2,606 million, up 169.5%, largely because of the hefty increase in net interest income.

Net interest income increased substantially by HK$1,508 million or 265.5%. The increase was mainly driven by higher contribution of net free fund and better return on debt securities portfolio.

Other operating income rose by HK$228 million or 46.4%, reflecting an increase in the fair value of foreign exchange swap contracts.

Investment portfolio diversification to enhance yield

The Group continued to diversify its investments with mortgage-backed securities, covered bonds and corporate bond ...

The directors of the Company are pleased to announce the unaudited consolidated results of the Group for the half year ended 30 June 2006 as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2006 HK$'m	(Unaudited) Restated Half-year ended 30 June 2005 HK$'m
Interest income		19,403	10,197
Interest expense		(11,830)	(4,196)
Net interest income	2	7,573	6,001
Fees and commission income		2,352	1,963
Fees and commission expenses		(591)	(510)
Net fees and commission income	3	1,761	1,453
Net trading income	4	606	699
Net (loss)/gain on investments in securities		(8)	18
Net insurance premium income		3,476	1,774
Other operating income	5	169	126
Total operating income		13,577	10,071
Net insurance benefits and claims		(3,060)	(1,760)
Net operating income before loan impairment allowances		10,517	8,311
Reversal of loan impairment allowances on advances	6	642	1,435
Net operating income		11,159	9,746
Operating expenses	7	(2,971)	(2,693)
Operating profit		8,188	7,053
Net loss from disposal/revaluation of properties, plant and equipment		(9)	(9)
Net gain from disposal of/fair value adjustments on investment properties		494	927
Share of profits less losses of associates		-	(1)
Profit before taxation		8,673	7,970
Taxation	8	(1,444)	(1,328)
Profit for the period		7,229	6,642
Attributable to:			
Equity holders of the Company		7,093	6,546
Minority interests		136	96
		7,229	6,642
Dividends	9	4,240	3,468
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	10	0.6709	0.6191

CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2006 HK$'m	(Audited) Restated At 31 December 2005 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions		29,029	30,704
Placements with banks and other financial institutions		107,355	125,862
Trading securities and other financial instruments at fair value through profit or loss		23,700	20,365
Derivative financial instruments	11	5,829	5,184
Hong Kong SAR Government certificates of indebtedness		33,460	32,630
Advances and other accounts	12	337,713	338,403
Investment in securities			
– Available-for-sale securities			

(Unaudited)

	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
	Attributable to equity holders of the Company									
At 1 January 2006										
As previously reported	52,864	5,043	(245)	3,526	-	(4)	18,251	79,435	1,298	80,733
Effect of merger of a common controlled entity	-	17	-	-	443	-	40	500	480	980
At 1 January 2006, restated	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the first half of 2006	-	-	-	-	-	-	7,093	7,093	136	7,229
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
Revaluation of premises	-	1,068	-	-	-	-	-	1,068	4	1,072
Change in fair value of available-for-sale securities taken to equity	-	-	(977)	-	-	-	-	(977)	-	(977)
Release upon disposal of premises	-	(76)	-	-	-	-	76	-	-	-
Release (to)/from deferred tax liabilities	-	(149)	163	-	-	-	-	14	(1)	13
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	-	-	30	-	-	-	(153)	(123)	-	(123)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(2)	(2)	-	(2)
Transfer to retained earnings	-	-	-	(7)	-	-	7	-	-	-
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
At 30 June 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Company and subsidiaries	52,864	5,903	(1,029)	3,519	(457)	(3)	20,266	81,063		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034		
Representing:										
2006 interim dividend proposed							4,240			
Others							15,997			
Retained earnings as at 30 June 2006							20,237			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

** Merger reserve represents capitalised reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired 51% shareholding of BOC Life with a total consideration of HK$900 million.

CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) Half-year ended 30 June 2006 HK$'m	(Unaudited) Restated Half-year ended 30 June 2005 HK$'m
Cash flows from operating activities		
Operating cash (outflow)/inflow before taxation	(37,650)	9,209
Hong Kong profits tax paid	(514)	(359)
Overseas profits tax paid	(24)	(10)
Net cash (outflow)/inflow from operating activities	(38,188)	8,840
Cash flows from investing activities		
Dividends received from investments in securities	15	13
Purchase of properties, plant and equipment	(288)	(165)
Proceeds from disposal of properties, plant and equipment	179	432
Proceeds from disposal of investment properties	352	51
Purchase of a subsidiary	(900)	-
Proceeds from disposal of associates	2	-
Proceeds from dissolution of associates	-	6
Dividends received from an associate	2	2
Net cash (outflow)/inflow from investing activities	(638)	339
Cash flows from financing activities		
Dividends paid to equity holders of the Company	(5,075)	(4,176)
Dividends paid to minority shareholders	-	(55)
Net cash outflow from financing activities	(5,075)	(4,231)
(Decrease)/increase in cash and cash equivalents	(43,901)	4,948
Cash and cash equivalents at 1 January	83,015	62,908
Cash and cash equivalents at 30 June	39,114	67,856

NOTES

1. Basis of preparation and accounting policies

Development in treasury products and customer trades

In view of the growing popularity of steady-income investment products, the Group introduced a series of structured deposits linked with interest rates, foreign exchange rates and bullion prices. To further enhance cross-selling activities with retail and corporate banking units, a professional treasury marketing unit providing customised services to local and Mainland customers was set up at end-2005. The team also provided training and consulting support to other marketing teams. This not only enhanced the marketing capability of different business units, but also helped broaden the Group's client base and enrich clients' portfolio. In the first half of 2006, the number of treasury customers increased by 12.3%.

Insurance

Results

The Group's Insurance segment recorded a profit before taxation of HK$79 million, up 68.1% as compared to the first half of 2005, due mainly to the increase in net interest income from deposits and debt securities portfolio. While growth in other operating income was led by the increase in insurance premium income after the successful launch of a number of insurance products in the first half of 2006, it was offset by a corresponding increase in net insurance benefits and claims and the decrease in the fair value of its interest rate instruments and structured notes.

Assets in the Insurance segment grew by 30.9% because of increases in deposits and structured notes. At the same time, this segment's liabilities rose by 33.6% made up mainly of insurance contract liabilities.

Successful combination with BOC Life

The Group further enhanced its product manufacturing capability by acquiring a 51% controlling stake in BOC Life in June 2006. To account for the combination, merger accounting method has been applied and comparative figures on this segment were restated. Life insurance policies, investment products linked with life insurance policies and retirement scheme management are now offered through the Group's extensive distribution network. This will significantly enhance the Group's wealth management platform, solidify its client base and diversify the Group's non-interest income.

Risk Management

Banking Group

Overview

The Group believes that sound risk management is a key success factor for any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure as well as comprehensive policies and procedures to identify, measure, monitor and control various risks that may arise for the organisation. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the determination of risk management strategies and for ensuring that the Group has an effective risk management system to implement these risk management strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for approving major risk management policies and procedures and major asset and liability management policies.

The Chief Executive's ("CE") responsibility is to ensure the proper implementation of the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risks in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO provides overall leadership, vision and direction for the entire risk management framework and for all other aspects of risks across the group as well as oversees the management of reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO is responsible for the management of strategic risk, interest rate risk and liquidity risk.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed under risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Insurance Group

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis.

	Note		
– Loans and receivables		24,847	13,080
Interests in associates		57	61
Properties, plant and equipment		19,454	19,491
Investment properties		7,644	7,626
Deferred tax assets		65	68
Other assets		8,740	7,764
Total assets		860,335	831,002
LIABILITIES			
Hong Kong SAR currency notes in circulation		33,460	32,630
Deposits and balances of banks and other financial institutions		46,802	40,655
Trading liabilities and other financial instruments at fair value through profit or loss		13,272	7,924
Derivative financial instruments	11	3,266	4,193
Deposits from customers		640,891	632,658
Certificates of deposit issued			
– at fair value through profit or loss		3,800	3,829
– at amortised cost		135	136
Insurance contract liabilities		10,777	7,968
Deferred tax liabilities		3,177	3,055
Other accounts and provisions		21,804	16,241
Total liabilities		777,384	749,289
EQUITY			
Minority interests		1,917	1,778
Share capital		52,864	52,864
Reserves		28,170	27,071
Capital and reserves attributable to the equity holders of the Company		81,034	79,935
Total equity		82,951	81,713
Total liabilities and equity		860,335	831,002

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital	Premises revaluation reserve	Reserve for fair value changes of available-for-sale securities	Regulatory reserve*	Merger reserve**	Translation reserve	Retained earnings	Total	Minority interests	Total equity
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2005										
As previously reported	52,864	2,498	-	3,410	-	(5)	12,315	71,082	1,276	72,358
Effect of merger of a common controlled entity	-	13	-	-	443	-	(62)	394	380	774
At 1 January 2005, restated	52,864	2,511	-	3,410	443	(5)	12,253	71,476	1,656	73,132
Net profit for the first half of 2005	-	-	-	-	-	-	6,546	6,546	96	6,642
2004 final dividend paid	-	-	-	-	-	-	(4,176)	(4,176)	(55)	(4,231)
Revaluation of premises	-	5	-	-	-	-	-	5	-	5
Change in fair value of available-for-sale securities taken to equity	-	-	(70)	-	-	-	-	(70)	-	(70)
Release upon disposal of premises	-	(205)	-	-	-	-	205	-	-	-
Release from deferred tax liabilities	-	31	12	-	-	-	-	43	-	43
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(35)	(35)	-	(35)
Transfer from retained earnings	-	-	-	174	-	-	(174)	-	-	-
At 30 June 2005	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789	1,697	75,486
Company and subsidiaries	52,864	2,342	(58)	3,584	443	(5)	14,653	73,823		
Associates	-	-	-	-	-	-	(34)	(34)		
	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789		
At 1 July 2005	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789	1,697	75,486
Net profit for the second half of 2005	-	-	-	-	-	-	7,050	7,050	164	7,214
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2005 interim dividend paid	-	-	-	-	-	-	(3,468)	(3,468)	(111)	(3,579)
Revaluation of premises	-	3,320	-	-	-	-	-	3,320	33	3,353
Change in fair value of available-for-sale securities taken to equity	-	-	(223)	-	-	-	-	(223)	-	(223)
Release upon disposal of premises	-	(64)	-	-	-	-	64	-	-	-
Release (to)/from deferred tax liabilities	-	(538)	31	-	-	-	-	(507)	(5)	(512)
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	-	-	5	-	-	-	(33)	(28)	-	(28)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	1	1	-	1
Transfer to retained earnings	-	-	-	(58)	-	-	58	-	-	-
At 31 December 2005	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Company and subsidiaries	52,864	5,060	(245)	3,526	443	(4)	18,320	79,964		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935		

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the Group's Annual Report for 2005.

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2005 except for the adoption of the HKAS 39 (amendments) issued by the HKICPA which is effective for accounting periods beginning on or after 1 January 2006 and the adoption of HKFRS 4 "Insurance Contracts" subsequent to the purchase of the 51% equity interest in a fellow subsidiary BOC Life which is a life insurance company. Merger accounting is used to account for the combination.

Newly adopted HKFRS

In 2006, the Group adopted the revised HKFRSs as set out below, which are relevant to its operations.

HKAS 39 (Amendment)	Financial Guarantee Contracts
HKAS 39 (Amendment)	The Fair Value Option

The adoption of the above revised standards did not result in substantial changes to the Group's accounting policies and have no significant impact on its results of operations and financial position. No restatement of comparative figures was made as the amounts were immaterial.

The adoption of HKFRS 4

The standard is adopted due to the purchase of an insurance subsidiary during the year. No revenue, expenses, assets and liabilities related to insurance contracts was recognised in last year's financial statements. As merger accounting is adopted to account for the common control combination, comparative figures are prepared based on the same accounting policies.

2. Net interest income

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Interest income		
Cash and due from banks and other financial institutions	3,607	1,411
Advances to customers	9,156	5,034
Listed investments	1,344	966
Unlisted investments	5,078	2,493
Others	218	293
	19,403	10,197
Interest expense		
Due to banks, customers and other financial institutions	(11,365)	(3,878)
Debt securities in issue	(60)	(55)
Others	(405)	(263)
	(11,830)	(4,196)
Net interest income	7,573	6,001

Included within interest income is HK$51 million (first half of 2005: HK$57 million) of interest with respect to income recognised on advances classified as impaired for the first half of 2006.

3. Net fees and commission income

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Fees and commission income		
Securities brokerage	673	404
Credit cards	375	372
Bills commissions	259	258
Payment services	200	179
Asset management	167	104
Loan commissions	116	124
Insurance	72	131
Trust services	54	49
Guarantees	25	21
Others		
– safe deposit box	94	85
– currency exchange	51	29
– RMB business	36	17
– low deposit balance accounts	22	23
– information search	22	22
– BOC cards	15	16
– correspondent banking	15	9
– postage and telegrams	14	12
– dormant accounts	12	12
– agency services	8	6
– sundries	122	90
	2,352	1,963
Fees and commission expenses	(591)	(510)
Net fees and commission income	1,761	1,453

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

4. **Net trading income**

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Net gain/(loss) from:		
– foreign exchange and foreign exchange products	758	596
– interest rate instruments	(114)	84
– equity instruments	(96)	2
– commodities	58	17
	606	699

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

5. **Other operating income**

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Dividend income from investments in securities		
– unlisted investments	15	13
Gross rental income from investment properties	97	94
Less: Outgoings in respect of investment properties	(28)	(27)
Reversal of impairment losses on interests in associates	-	4
Others	85	42
	169	126

Included in the "Outgoings in respect of investment properties" were HK$7 million (first half of 2005: HK$9 million) of direct operating expenses related to investment properties that were not let during the period.

6. **Reversal of loan impairment allowances on advances**

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Net reversal of loan impairment allowances on advances		
– Individually assessed	409	600
– Collectively assessed	233	835
	642	1,435
Of which		
– new allowances	(368)	(796)
– releases	318	1,123
– recoveries	692	1,108
Net credit to income statement	642	1,435

7. **Operating expenses**

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	1,682	1,544
– termination benefit	7	1
– pension cost	134	122
	1,823	1,667
Premises and equipment expenses (excluding depreciation)		
– rental of premises	149	120
– information technology	124	108
– others	101	92
	374	320
Depreciation	323	287
Auditors' remuneration		
– audit services	4	4
– non-audit services	5	3
Other operating expenses	442	412

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instruments:

	At 30 June 2006			At 31 December 2005		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot and forward	142,897	-	142,897	113,672	-	113,672
Swaps	179,901	-	179,901	177,871	-	177,871
Foreign currency option contracts						
– Options purchased	1,125	-	1,125	2,227	-	2,227
– Options written	2,565	-	2,565	1,315	-	1,315
	326,488	-	326,488	295,085	-	295,085
Interest rate contracts						
Futures	109	-	109	194	-	194
Swaps	32,523	231	32,754	29,310	194	29,504
Interest rate option contracts						
– Swaptions written	803	-	803	1,153	-	1,153
Other contracts						
– Bond options written	854	-	854	465	-	465
	34,289	231	34,520	31,122	194	31,316
Bullion contracts	6,854	-	6,854	17,808	-	17,808
Equity contracts	694	-	694	567	-	567
Total	368,325	231	368,556	344,582	194	344,776

Note: All derivatives held for hedging are designated as fair value hedges.

The following table summarises the fair values of each class of derivative financial instrument as at 30 June 2006 and 31 December 2005:

	At 30 June 2006			At 31 December 2005		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Fair value assets						
Exchange rate contracts	5,343	-	5,343	4,167	-	4,167
Interest rate contracts	257	13	270	138	3	141
Bullion contracts	212	-	212	873	-	873
Equity contracts	4	-	4	3	-	3
	5,816	13	5,829	5,181	3	5,184
Fair value liabilities						
Exchange rate contracts	2,332	-	2,332	2,329	-	2,329
Interest rate contracts	619	3	622	1,028	1	1,029
Bullion contracts	310	-	310	833	-	833
Equity contracts	2	-	2	2	-	2
	3,263	3	3,266	4,192	1	4,193

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2006	At 31 December 2005	At 30 June 2006	At 31 December 2005
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts	469	415	392	246
Interest rate contracts	67	49	180	85
Bullion contracts	19	11	212	873
Equity contracts	12	9	4	3
	567	484	788	1,207

With the merger of BOC Life in the first half of 2006, the Group's business became more diversified and one more business segment "Insurance" was added. As a result, information about six business segments is provided in segmental reporting. They are Retail Banking, Corporate Banking, Treasury, Investment Activities, Insurance and Unallocated.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly manages medium to large companies. Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. Investment Activities include the Group's holdings of premises, investment properties and interests in associates. Insurance segment mainly provides long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. The segment "Unallocated" refers to those items related to the Group as a whole but independent of the other five business segments.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. Regarding occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment fund flows are charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such flow is mainly made by reference to the corresponding money market rate.

	Half-year ended 30 June 2006								
	Retail	Corporate	Treasury	Investment	Insurance	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expenses)	3,812	1,881	2,076	(503)	208	99	7,573	-	7,573
Net fees and commission income/(expenses)	1,394	487	(9)	21	(108)	(18)	1,767	(6)	1,761
Net trading income/(expenses)	258	40	722	-	(415)	-	605	1	606
Net (loss)/gain on investments in securities	-	-	(11)	3	-	-	(8)	-	(8)
Net insurance premium income	-	-	-	-	3,478	-	3,478	(2)	3,476
Other operating income	26	-	17	353	3	348	747	(578)	169
Total operating income/(expenses)	5,482	2,516	2,795	(226)	3,166	429	14,162	(585)	13,577
Net insurance benefits and claims	-	-	-	-	(3,060)	-	(3,060)	-	(3,060)
Net operating income before loan impairment allowances	5,482	2,516	2,795	(226)	106	429	11,102	(585)	10,517
Reversal of loan impairment allowances on advances	38	604	-	-	-	-	642	-	642
Net operating income	5,520	3,120	2,795	(226)	106	429	11,744	(585)	11,159
Operating expenses	(2,326)	(675)	(189)	(227)	(27)	(112)	(3,556)	585	(2,971)
Operating profit/(loss)	3,194	2,445	2,606	(453)	79	317	8,188	-	8,188
Net loss from disposal/revaluation of properties, plant and equipment	(5)	-	-	(4)	-	-	(9)	-	(9)
Net gain from disposal of/fair value adjustment on investment properties	-	-	-	494	-	-	494	-	494
Profit before taxation	3,189	2,445	2,606	37	79	317	8,673	-	8,673
At 30 June 2006									
Assets									
Segment assets	156,700	212,638	455,582	26,878	12,234	625	864,721	(4,927)	859,794
Interests in associates	-	-	-	57	-	-	57	-	57
Unallocated corporate assets	-	-	-	-	-	484	484	-	484
	156,700	212,638	455,582	26,935	12,234	1,109	865,262	(4,927)	860,335
Liabilities									
Segment liabilities	539,684	131,392	95,407	191	11,176	-	777,850	(4,927)	772,923
Unallocated corporate liabilities	-	-	-	-	-	4,461	4,461	-	4,461
	539,684	131,392	95,407	191	11,176	4,461	782,311	(4,927)	777,384
Half-year ended 30 June 2006									
Other information									
Additions of properties, plant and equipment	-	-	-	283	-	-	283	-	283
Depreciation	89	28	14	171	1	20	323	-	323
Amortisation of securities	-	-	856	-	-	-	856	-	856

	Half-year ended 30 June 2005								
	Retail	Corporate	Treasury	Investment	Insurance	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expenses)	3,660	1,777	558	(149)	141	14	6,001	-	6,001
Net fees and commission income/(expenses)	980	482	(10)	80	(44)	(16)	1,472	(19)	1,453
Net trading income/(expenses)	244	21	483	(2)	(45)	-	701	(2)	699
Net gain on investments in securities	-	-	18	-	-	-	18	-	18
Net insurance premium income	-	-	-	-	1,775	-	1,775	(1)	1,774
Other operating (expenses)/income	(22)	2	-	321	3	275	579	(453)	126

8. Taxation

Taxation in the income statement represents:

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Hong Kong profits tax		
– current year taxation	1,275	1,032
– under-provision in prior years	3	–
Deferred tax charge	138	283
Hong Kong profits tax	1,416	1,315
Overseas taxation	28	13
	1,444	1,328

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2006. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2006 at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
	HK$'m	HK$'m
Profit before taxation	8,673	7,970
Calculated at a taxation rate of 17.5% (2005: 17.5%)	1,518	1,395
Effect of different taxation rates in other countries	(4)	(11)
Income not subject to taxation	(177)	(398)
Expenses not deductible for taxation purposes	103	334
Tax losses not recognised	1	8
Under-provision in prior years	3	–
Taxation charge	1,444	1,328
Effective tax rate	16.6%	16.7%

9. Dividends

	Half-year ended 30 June 2006		Half-year ended 30 June 2005	
	Per share	Total	Per share	Total
	HK$	HK$'m	HK$	HK$'m
Interim dividend	0.401	4,240	0.328	3,468

At a meeting held on 29 August 2006, the Board declared an interim dividend of HK$0.401 per ordinary share for the first half of 2006 amounting to approximately HK$4,240 million. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

10. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2006 of approximately HK$7,093 million (first half of 2005: HK$6,546 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2006 (first half of 2005: Nil).

11. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The credit risk weighted amounts are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

The Group undertakes approximately 66% of its transactions in derivative financial instruments contracts with other financial institutions.

12. Advances and other accounts

	At 30 June 2006	At 31 December 2005
	HK$'m	HK$'m
Corporate loans and advances	210,215	205,705
Personal loans and advances	122,993	128,318
Advances to customers	333,208	334,023
Loan impairment allowances		
– Individually assessed	(1,059)	(983)
– Collectively assessed	(502)	(731)
	331,647	332,309
Trade bills	2,695	3,039
Advances to banks and other financial institutions	3,371	3,055
Total	337,713	338,403

As at 30 June 2006, advances to customers include accrued interest on gross advances of HK$1,198 million (31 December 2005: HK$1,204 million).

Impaired advances to customers are analysed as follows:

	At 30 June 2006	At 31 December 2005
	HK$'m	HK$'m
Gross impaired advances to customers (Note)	3,617	4,263
Loan impairment allowances made in respect of such advances	1,194	1,269
Gross impaired advances to customers as a percentage of gross advances to customers	1.09%	1.28%

The above loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

As at 30 June 2006 and 31 December 2005, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

Note:

Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances, which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.

13. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2006	At 31 December 2005
	HK$'m	HK$'m
Direct credit substitutes	1,110	1,027
Transaction-related contingencies	6,750	5,982
Trade-related contingencies	18,898	18,936
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	113,576	105,983
– one year and over	28,169	29,754
	168,503	161,682
Credit risk weighted amount	20,666	21,415

The calculation basis of credit risk weighted amount has been set out in Note 11 to the financial statements.

14. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Net operating income before loan impairment allowances	4,852	2,282	1,059	250	70	273	8,786	(475)	8,311
Reversal of loan impairment allowances on advances	85	1,350	–	–	–	–	1,435	–	1,435
Net operating income	4,937	3,632	1,059	250	70	273	10,221	(475)	9,746
Operating expenses	(2,142)	(601)	(92)	(233)	(23)	(77)	(3,168)	475	(2,693)
Operating profit	2,795	3,031	967	17	47	196	7,053	–	7,053
Net loss from disposal/revaluation of properties, plant and equipment	–	–	–	(9)	–	–	(9)	–	(9)
Net gain from disposal of/fair value adjustments on investment properties	–	–	–	927	–	–	927	–	927
Share of profits less losses of associates	–	–	–	(1)	–	–	(1)	–	(1)
Profit before taxation	2,795	3,031	967	934	47	196	7,970	–	7,970
At 31 December 2005									
Assets									
Segment assets	158,844	211,834	426,791	24,902	9,343	662	832,376	(1,609)	830,767
Interests in associates	–	–	–	61	–	–	61	–	61
Unallocated corporate assets	–	–	–	–	–	174	174	–	174
	158,844	211,834	426,791	24,963	9,343	836	832,611	(1,609)	831,002
Liabilities									
Segment liabilities	554,244	101,719	82,381	647	8,365	–	747,356	(1,609)	745,747
Unallocated corporate liabilities	–	–	–	–	–	3,542	3,542	–	3,542
	554,244	101,719	82,381	647	8,365	3,542	750,898	(1,609)	749,289
Half-year ended 30 June 2005									
Other information									
Additions of properties, plant and equipment	–	–	–	165	–	–	165	–	165
Depreciation	73	16	22	172	1	3	287	–	287

SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	At 30 June 2006	At 31 December 2005
Capital adequacy ratio	14.61%	15.37%
Adjusted capital adequacy ratio	14.59%	15.33%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2006 and 31 December 2005 and reported to the HKMA is analysed as follows:

	At 30 June 2006	At 31 December 2005
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	19,948	16,096
Profit and loss account	2,040	4,065
Minority interests	1,048	1,009
	66,079	64,213
Supplementary capital:		
Reserves on revaluation of holding of securities not held for trading purposes	(1,149)	(311)
Collective loan impairment allowances	502	731
Regulatory reserve	3,642	3,571
Total capital base	69,074	68,204
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	(319)	(337)
Exposures to connected companies	(593)	(597)
Equity investments of 20% or more in non-subsidiary companies	(50)	(64)
Investments in the capital of other banks or other financial institutions	(3)	(6)
	(965)	(1,004)
Total capital base after deductions	68,109	67,200

6

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

3. **Liquidity ratio**

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
Average liquidity ratio	50.30%	39.15%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. **Segmental information**

(a) **Sectoral analysis of gross advances to customers**

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	19,922	19,665
– Property investment	54,042	52,703
– Financial concerns	12,141	11,873
– Stockbrokers	124	167
– Wholesale and retail trade	12,538	13,258
– Manufacturing	15,875	13,710
– Transport and transport equipment	11,660	12,046
– Others	26,998	28,481
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	15,049	15,983
– Loans for purchase of other residential properties	94,450	99,179
– Credit card advances	4,540	4,668
– Others	8,258	8,102
Total loans for use in Hong Kong	275,597	279,835
Trade finance	15,809	16,080
Loans for use outside Hong Kong	41,802	38,108
Gross advances to customers	333,208	334,023

(b) **Geographical analysis of gross advances to customers and overdue advances**

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Hong Kong	296,454	300,465
Mainland China	18,825	17,743
Others	17,929	15,815
	333,208	334,023

Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has substantially complied with the recommended best practices set out in the CG Code throughout the period under review.

Dividend and closure of register of members

The Board declared an interim dividend of HK$0.401 per share (2005: HK$0.328), payable on Tuesday, 26 September 2006 to those persons registered as shareholders on Tuesday, 19 September 2006.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Thursday, 14 September 2006 to Tuesday, 19 September 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on Wednesday, 13 September 2006. Shares of the Company will be traded ex-dividend as from Tuesday, 12 September 2006.

Compliance with HKAS 34

The interim report for the first half of 2006 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

Publication of Interim Report on Stock Exchange's website

The 2006 Interim Report of the Company containing all the information required by the Listing Rules will be published on the websites of the Company (www.bochk.com) and the Stock Exchange (www.hkex.com.hk) in due course.

Reconciliation between HKFRSs vs IFRS/PRC GAAP

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and PRC GAAP for which the Company and its subsidaries will form part of the consolidated financial statements.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHK Group and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHK Group and BOC (BVI) are holding companies only and have no substantive operations of their own.

BOC
100%
BOCHK Group
100%

Profit after tax/Net assets reconciliation

1. **HKFRSs Vs IFRS**

	Profit after tax 30 June 2006 HK$'m	Profit after tax 30 June 2005 HK$'m	Net assets 30 June 2006 HK$'m	Net assets 31 December 2005 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	7,229	6,642	82,951	81,713
Add: IFRS adjustments				
Loan loss allowance	–	(172)	–	–
Re-measurement of carrying value of treasury products	(84)	(176)	111	70
Restatement of carrying value of bank premises	96	253	(7,225)	(6,248)
Deferred tax adjustments	25	64	1,206	1,027
Merger accounting adjustments	–	(47)	–	(980)
Other adjustments	–	68	–	–
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS	7,266	6,632	77,043	75,582

2. **HKFRSs Vs PRC GAAP**

	Profit after tax 30 June 2006 HK$'m	Profit after tax 30 June 2005 HK$'m	Net assets 30 June 2006 HK$'m	Net assets 31 December 2005 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	7,229	6,642	82,951	81,713
Add: PRC GAAP adjustments				
Loan loss allowance	–	(172)	–	–
Re-measurement of carrying value of treasury products	(84)	(176)	108	65
Restatement of carrying value of bank premises and investment properties	(330)	(741)	(10,352)	(8,949)
Deferred tax adjustments	62	180	2,967	2,920
Merger accounting adjustments	–	(47)	–	(980)
Other adjustments	(26)	101	(97)	(72)
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under PRC GAAP	6,851	5,787	75,577	74,697

DEFINITIONS

In this Result Announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ATM"	Automated Teller Machine
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited

(ii) Advances overdue for over three months

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Hong Kong	2,469	2,742
Mainland China	41	72
Others	29	31
	2,539	2,845

5. Overdue and rescheduled assets

(a) Gross amount of overdue loans

	At 30 June 2006		At 31 December 2005	
	Amount HK$'m	% of gross advances to customers	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	312	0.09%	329	0.10%
– one year or less but over six months	228	0.07%	595	0.18%
– over one year	1,999	0.60%	1,921	0.57%
Advances overdue for over three months	2,539	0.76%	2,845	0.85%

As at 30 June 2006 and 31 December 2005, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

(b) Rescheduled advances to customers

	At 30 June 2006		At 31 December 2005	
	Amount HK$'m	% of gross advances to customers	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	278	0.08%	310	0.09%

As at 30 June 2006 and 31 December 2005, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

ADDITIONAL INFORMATION

Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Linda Tsao Yang, Mr. Savio Wai-Hok Tung and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

approximately 66%

The Company

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and PRC GAAP respectively. Despite the fact that HKFRSs have been converged with IFRS, there is timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and PRC GAAP respectively *for the periods presented.*

The major differences between HKFRSs and IFRS/PRC GAAP, which arise from the difference in measurement basis in IFRS or PRC GAAP and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- loan loss allowance;
- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises and investment properties; and
- deferred taxation impact arising from the above different measurement basis.

1. Loan loss allowance

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the HKMA. This approach was different from the requirements of IFRS and PRC GAAP under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the income statement under HKFRSs and IFRS for 2005 were different. The provisioning approach under IFRS and PRC GAAP is basically the same.

2. Re-measurement of carrying value of treasury products

(a) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Since 2005, their measurement have been aligned with IFRS and PRC GAAP with merely slight difference in profit and loss and net assets in 2005 mainly due to timing differences.

(b) Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and remeasured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and PRC GAAP is basically the same.

3. Restatement of carrying value of bank premises and investment properties

The Company has elected revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected cost convention for bank premises and revaluation basis for investment properties under IFRS; and cost convention for both bank premises and investment properties under PRC GAAP. Therefore, adjustments have been made to restate the carrying value of bank premises and investment properties as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and PRC GAAP.

4. Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

5. Merger accounting adjustments

The Group has applied merger accounting to account for the purchase of the 51% equity interest in BOC Life on 1 June 2006, as if the business combination had occurred from the beginning of the relevant periods. Comparatives under HKFRSs were restated accordingly. For the purpose of segment reporting in respect of BOCHK Group in the financial statements of BOC under IFRS and PRC GAAP, comparatives were not restated.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs and IFRS and PRC GAAP will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years. The difference in the carrying value of investment properties will be eliminated next year after the convergence of PRC GAAP with HKFRSs.

	laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investor
"QFII"	Qualified Foreign Institutional Investor
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SME(s)"	Small and medium-sized enterprise(s)
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US" or "USA"	the United States of America
"VaR"	Value at Risk

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 29 August 2006

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

Financial Times
Date : 30 August 2006



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388"; ADR OTC Symbol: "BHKLY")

DELIVERING HIGHER PROFITS

Highlights of 2006 Interim Results

- **Profit attributable to shareholders of HK$7,093 million, up 8.36%**
- **Net operating income before loan impairment allowances of HK$10,517 million, up 26.54%**
- **Earnings per share of HK$0.6709, up 8.37%**
- **Return on average shareholders' funds at 17.63%, and return on average total assets at 1.59%**
- **Interim dividend of HK$0.401 per share, up 22.26%**
- **Impaired loan ratio at 1.09%, down 0.19 percentage point from end-2005**
- **Total assets of HK$860,335 million, up 3.53% from end-2005**

"The Group's business continued to prosper in the first half of 2006 with a strong emphasis on qualitative growth and higher-yielding business segments. We have succeeded in delivering the highest operating profit and net profit since the Group's IPO in 2002. We have moved closer toward the objective of evolving into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. The acquisition of BOC Life represents a concrete step in our pursuit of new capabilities and businesses. A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. I am pleased to note that we made steady progress in that connection in the period under review.

Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth, despite a high degree of uncertainty due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. We will move forward with the implementation of the Group's Strategic Plan 2006-11 to create higher value for shareholders and customers."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the interim results, please visit **www.bochk.com**



International Herald Tribune

Date : 30 August 2006


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(HK Stock Code: "2388", ADR OTC Symbol: "BHKLY")

DELIVERING HIGHER PROFITS

Highlights of 2006 Interim Results

- Profit attributable to shareholders of HK$7,093 million, up 8.36%
- Net operating income before loan impairment allowances of HK$10,517 million, up 26.54%
- Earnings per share of HK$0.6709, up 8.37%
- Return on average shareholders' funds at 17.63%, and return on average total assets at 1.59%
- Interim dividend of HK$0.401 per share, up 22.26%
- Impaired loan ratio at 1.09%, down 0.19 percentage point from end-2005
- Total assets of HK$860,335 million, up 3.53% from end-2005

"The Group's business continued to prosper in the first half of 2006 with a strong emphasis on qualitative growth and higher-yielding business segments. We have succeeded in delivering the highest operating profit and net profit since the Group's IPO in 2002. We have moved closer toward the objective of evolving into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. The acquisition of BOC Life represents a concrete step in our pursuit of new capabilities and businesses. A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. I am pleased to note that we made steady progress in that connection in the period under review.

Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth, despite a high degree of uncertainty due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. We will move forward with the implementation of the Group's Strategic Plan 2006-11 to create higher value for shareholders and customers."

Xiao Gang, *Chairman*



BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the interim results, please visit **www.bochk.com**

The Standard

Date : 30 August 2006


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(HK Stock Code: "2388", ADR OTC Symbol: "BHKLY")

DELIVERING HIGHER PROFITS

Highlights of 2006 Interim Results

- Profit attributable to shareholders of HK$7,093 million, up 8.36%
- Net operating income before loan impairment allowances of HK$10,517 million, up 26.54%
- Earnings per share of HK$0.6709, up 8.37%
- Return on average shareholders' funds at 17.63%, and return on average total assets at 1.59%
- Interim dividend of HK$0.401 per share, up 22.26%
- Impaired loan ratio at 1.09%, down 0.19 percentage point from end-2005
- Total assets of HK$860,335 million, up 3.53% from end-2005

"The Group's business continued to prosper in the first half of 2006 with a strong emphasis on qualitative growth and higher-yielding business segments. We have succeeded in delivering the highest operating profit and net profit since the Group's IPO in 2002. We have moved closer toward the objective of evolving into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. The acquisition of BOC Life represents a concrete step in our pursuit of new capabilities and businesses. A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. I am pleased to note that we made steady progress in that connection in the period under review.

Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth, despite a high degree of uncertainty due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. We will move forward with the implementation of the Group's Strategic Plan 2006-11 to create higher value for shareholders and customers."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the interim results, please visit **www.bochk.com**



The Asian Wall Street Journal
File No. 82-34675
Date : 30 August 2006


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388", ADR OTC Symbol: "BHKLY")

DELIVERING HIGHER PROFITS

Highlights of 2006 Interim Results

- Profit attributable to shareholders of HK$7,093 million, up 8.36%
- Net operating income before loan impairment allowances of HK$10,517 million, up 26.54%
- Earnings per share of HK$0.6709, up 8.37%
- Return on average shareholders' funds at 17.63%, and return on average total assets at 1.59%
- Interim dividend of HK$0.401 per share, up 22.26%
- Impaired loan ratio at 1.09%, down 0.19 percentage point from end-2005
- Total assets of HK$860,335 million, up 3.53% from end-2005

"The Group's business continued to prosper in the first half of 2006 with a strong emphasis on qualitative growth and higher-yielding business segments. We have succeeded in delivering the highest operating profit and net profit since the Group's IPO in 2002. We have moved closer toward the objective of evolving into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. The acquisition of BOC Life represents a concrete step in our pursuit of new capabilities and businesses. A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. I am pleased to note that we made steady progress in that connection in the period under review.

Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth, despite a high degree of uncertainty due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. We will move forward with the implementation of the Group's Strategic Plan 2006-11 to create higher value for shareholders and customers."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the interim results, please visit **www.bochk.com**




中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(香港聯交所股份代號"2388"　美國預託證券代號"BHKLY")

取得高利潤增長

2006中期業績摘要

- 股東應佔溢利為港幣70.93億元，上升8.36%
- 提取貸款減值準備前的淨經營收入為港幣105.17億元，上升26.54%
- 每股盈利為港幣0.6709元，上升8.37%
- 平均股東資金回報率為17.63%，平均總資產回報率為1.59%
- 中期股息為每股港幣0.401元，上升22.26%
- 已減值貸款比率為1.09%，比2005年年底下降0.19個百分點
- 資產總額為港幣8,603.35億元，比2005年年底上升3.53%



"本集團業績在2006年上半年繼續表現卓越，特別是在業務增長質量和高收益業務方面。我們成功取得自2002年上市以來最高的經營溢利和淨利潤。集團的目標是要成為一家在香港本地具有雄厚基礎，提供全面和最佳質素服務的金融集團，並且鞏固我們在中國內地的地位，取得地區性的戰略據點。在這方面，我們已取得明顯進展。收購中銀人壽顯示我們在增強能力、拓展業務上邁出了具體一步。本集團策略中非常重要的一個部分是深化我們的企業文化，加強人力資源管理。我很高興地看到上半年我們在這方面取得的穩步進展。

展望下半年，雖然受油價波動、貿易前景逆轉及內地宏觀經濟調控等不明朗因素影響，但香港經濟依然會保持穩定增長。本集團將繼續落實2006-2011年發展策略，為股東和客戶創造更高回報。"

董事長　肖鋼

中銀香港(控股)有限公司是香港主要的商業銀行集團之一，向零售客戶和企業客戶提供全面的金融產品和服務。我們通過在香港的廣泛網絡和在中國內地的分行，為兩地客戶提供跨境金融服務。

如欲查閱本公司中期業績的詳細資料，請瀏覽www.bochk.com

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From: BOC HONG KONG (HOLDINGS) LIMITED
(Name of Company/Representative Company)

No. of pages: 2

Mr. Norman Man Wah Law
General Manager, Finance Department
(Responsible Official)

2826 6242
(Contact Telephone Number)

29 August 2006
Date

Name of listed company : BOC HONG KONG (HOLDINGS) LIMITED
Stock code: 2388
Year end date : 31 December 2006
Currency : HKD

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☒ Yes ☐ No

To be published in the newspapers (applicable to results with financial year commencing before 1 July 2004):

☐ Summarised results announcement ☐ Full results announcement ☒ Adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM/QUARTERLY RESULTS ONLY)

Interim report reviewed by

☒ Audit committee ☒ Auditors ☐ Neither of the above

		Unaudited Current Period from 1 January 2006 to 30 June 2006 ('Million)		Unaudited Last Corresponding Period from 1 January 2005 to 30 June 2005 ('Million)	
Turnover	:	19,403		10,197	
Profit from Operations	:	8,673		7,971	
Finance cost	:	N/A		N/A	
Share of Loss of Associates	:	-		(1)	
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A		N/A	
Profit after Taxation & MI	:	7,093		6,546	
% Change over Last Period	:	8.36%			
***Please delete as appropriate.**					
EPS – Basic *(in Dollars)*	:	0.6709		0.6191	
– Diluted *(in Dollars)*	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	N/A		N/A	
Profit after ETD Items	:	7,093		6,546	
Interim Dividend per Share	:	$0.401		$ 0.328	
(specify if with other options)	:	N/A		N/A	
B / C Dates for Interim Dividend	:	14 September 2006	to	19 September 2006	bdi.
Payable Date	:	26 September 2006			
B / C Dates for (-) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	N/A			
B / C Dates for Other Distribution	:	N/A	to		bdi.

For and on behalf of
BOC Hong Kong (Holdings) Limited

Signature :
Printed Name : Mr. Raymond Wing Hung Lee
Title : Chief Financial Officer

Remarks

1. The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2006 of approximately HK$7,093 million (first half of 2005: HK$6,546 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

   There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2006 (first half of 2005: Nil).

2. At a meeting held on 29 August 2006, the Board declared an interim dividend of HK$0.401 per ordinary share for the first half of 2006 amounting to approximately HK$4,240 million. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

3. The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2005 except for the adoption of the HKAS 39 (amendments) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which is effective for accounting periods beginning on or after 1 January 2006 and the adoption of HKFRS 4 "Insurance Contracts" subsequent to the purchase of the 51% equity interest in a fellow subsidiary, BOC Group Life Assurance Company Limited ("BOC Life"),which is a life insurance company. Merger accounting is used to account for the combination.

4. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the period ended 30 June 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been in existence as at that day.

For and on behalf of
BOC Hong Kong (Holdings) Limited

Signature :

Name : Mr. Raymond Wing Hung Lee

Title : Chief Financial Officer

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited
2006 Interim Results – Financial Highlights

- Net operating income before loan impairment allowances up 26.54% to HK$10,517 million
  (HK$8,311 million for the first half of 2005)

- Profit before taxation up 8.82% to HK$8,673 million
  (HK$7,970 million for the first half of 2005)

- Profit attributable to shareholders up 8.36% to HK$7,093 million
  (HK$6,546 million for the first half of 2005)

- Earnings per share up 8.37% to HK$0.6709
  (HK$0.6191 for the first half of 2005)

- Interim dividend up 22.26% to HK$0.401 per share
  (2005 interim dividend: HK$0.328 per share)

- Return on average shareholders' funds down 0.72 percentage point to 17.63%
  (18.35% for the first half of 2005)

- Return on average total assets down 0.03 percentage point to 1.59%
  (1.62% for the first half of 2005)

- Total assets up 3.53% from end-2005 to HK$860,335 million
  (HK$831,002 million as at 31 December 2005)

- Capital adequacy ratio down 0.76 percentage point to 14.61%
  (15.37% as at 31 December 2005)

- Cost to income ratio down 4.15 percentage points to 28.25%
  (32.40% for the first half of 2005)

- Impaired loan ratio down 0.19 percentage point to 1.09% from end-2005
  (1.28% as at 31 December 2005 and 1.89% as at 30 June 2005)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700

Press Release
29 August 2006

BOC Hong Kong (Holdings) grows attributable profit by 8.4% and operating profit by 34.3% for the interim Record high for the Group

BOC Hong Kong (Holdings) Limited ("the Company", Stock Code 2388; ADR OTC Symbol "BHKLY") today announced its 2006 interim results. The Company and its subsidiaries ("the Group") registered a profit attributable to shareholders of HK$7,093 million for the first half of 2006, an increase of 8.4% compared with the same period of 2005. Earnings per share rose to HK$0.6709 from HK$0.6191, up 8.4%.

The growth in the Group's profits was mainly attributable to a strong increase in operating profit before loan impairment allowances of 34.3% to HK$7,546 million. The growth was driven by the substantial rise in net interest income as well as net fees and commission income.

Both operating profit before loan impairment allowances and profit attributable to shareholders reached the highest interim levels since the Company's IPO in 2002.

Return on average total assets remained at 1.59%. Return on average shareholders' funds was 17.63%.

The Group's asset quality further improved. Impaired loan ratio dropped further in the first half of 2006 to 1.09% versus 1.28% as at the end of 2005.

The Board has declared an interim dividend of HK$0.401 per share, up 22.3 % as compared with the same period last year. The interim dividend will be payable on 26 September 2006 (Tuesday) to those persons registered as shareholders on 19 September 2006 (Tuesday).

Key Financial Performance

As Hong Kong economy continued to perform well and with the intrinsic strengths and growth momentum built up within the Group in the past few years, the Group has been able to forge ahead with its 2006-2011 Strategic Plan approved by the Board last year. Substantial growth was therefore achieved in total operating income, operating profit and profit attributable to shareholders respectively.

The Group's total operating income, which reflects its capability in driving business growth, continued to grow strongly in the first six months of 2006, up by 34.8% to HK$13,577 million. While net operating income before loan impairment allowances increased by 26.5% to HK$10,517 million, operating profit was up by a healthy 16.1% to HK$8,188 million although loan impairment allowance write-back, at HK642 million, was 55.3% lower than the first half of 2005 after significant improvement in the Group's asset quality over the past few years. On the other hand, in line with the property market trend, the Group's net gain on investment properties revaluation dropped by 48% to HK$477 million. Notwithstanding these two factors, which had contributed significantly to net profit in the first half of 2005, the

香港花園道1號52樓
52/F. 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700

Group still managed to grow its profit attributable to shareholders by 8.4% to HK$7,093 million.

The Group's net interest income increased substantially by over 26% to HK$7,573 million. Average interest-earning assets grew by HK$78,194 million, or 10.4%, due mainly to the increase in average deposits and IPO-related funds. Net interest margin was widened to 1.84%, up 23 basis points from a year ago. Gross yield on average loans increased by 247 basis points year-on-year as a result of the Group's efforts in maintaining loan spreads and higher market interest rates. Gross yields on debt securities also increased by 152 basis points as the Group continued to diversify its investment portfolio to enhance return.

Net fees and commission income rose by 21.2% to HK$1,761 million, reflecting the strong growth in commission income from stockbroking and asset management by 95.2% and 60.6% respectively.

Total investment and insurance income surged by HK$375 million, or 54.2% year-on-year to HK$1,067 million, primarily due to an increase in investment and insurance fee income of HK$296 million, or 52.7%, and the upsurge of insurance income of BOC Life by HK$79 million, or 60.8%.

Net trading income declined by 13.3% to HK$606 million. While net trading income from foreign exchange and related products increased by 27.2%, that from interest rate instruments posted a net loss due to the adverse effect of rising interest rates on the fair value of certain financial assets.

Operating expenses rose by 10.3% mainly as a reflection of the increase in staff salary. The cost-to-income ratio improved considerably to 28.25%, compared to the 32.40% a year ago, due to the substantial growth in operating income.

The Group's impaired loans shrank by HK$646 million or 15.2%. Impaired loan ratio improved by 0.19 percentage point to 1.09% due to improved credit quality as well as strong collection and recovery efforts. Total collections amounted to approximately HK$0.7 billion.

Total assets amounted to HK$860,335 million as at the end of June 2006, an increase of 3.5% from end-2005. Total advances to customers declined by 0.2% to HK$333,208 million, due to intensified market competition particularly in the residential mortgage market. The decrease was offset by growth in corporate loans in Hong Kong and loans for use outside Hong Kong. Total liabilities registered an increase of 3.75% to HK$777,384 million. Deposits from customers increased by 1.3% to HK$640,891 million. Loan to deposit ratio was 51.18% at end of June 2006, compared with 52.27% as at end-2005.

The Group maintained strong capital and liquidity positions. Consolidated capital adequacy ratio was 14.61% as at the end of June, down 0.76 percentage point from end-2005 due to an increase of 6.7% in total risk-weighted assets as a result of higher securities investment. Average liquidity ratio rose to 50.3% from 42.02% of six months ago.

Business Performance

Retail banking continued to generate good business results for the Group in spite of fierce competition in the market. Net operating income before loan impairment allowances rose by

13.0% to HK$5,482 million. Profit before taxation increased by 14.1% year-on-year to HK$3,189 million.Net interest income continued to grow as the interest rate hike brought higher returns of prime-based loans on the one hand and the Group succeeded in managing the cost of funding on the other. The illustrious growth in other operating income was attributable to the hefty increase in net fees and commissions as a result of an active stock market coupled with the spate of IPOs in the first half of the year.

The number of wealth management customers and the amount of assets under management increased by 24.7% and 20.1% respectively from end-2005. In collaboration with Bank of China, the Group launched in December 2005 cross-border service for wealth management customers of both banks, enabling them to enjoy priority and privileged banking services at the designated branches of BOCHK and BOC in Hong Kong, the Mainland of China or other major cities in the Asia Pacific region.

The Group's credit card business continued to grow. Cardholder spending volume and merchant acquiring volume rose by 7.2% and 15.0% respectively. GBP Greatwall International Card was successfully launched in the period. The Group also became the first EMV certificate acquirer in Hong Kong.

The Group maintained its market leadership in RMB banking business with a broader range of related services. As the leader in RMB card issuance, the Group grew its volume of RMB card business substantially by 60.3%. In March 2006, the Group became the first local bank to roll out personal RMB chequeing service.

Corporate banking registered steady growth in the first half. Net operating income before loan impairment allowances rose by 10.3% to HK$2,516 million. Profit before taxation dropped by 19.3% to HK$2,445 million mainly because of a reduction in net release of loan impairment allowances. The Group remained a major market player in arranging syndicated loans in the Hong Kong-Macau-Mainland market. With the introduction of relevant new products, SME loans increased by 3.1% in the interim period. The Group's cash management system has also been extended to cover more overseas branches of Bank of China.

Treasury's profit before taxation rose by 169.5% year-on-year, reaching HK$2,606 million. Net interest income and other operating income soared by 265.5% and 46.4% to HK$2,076 million and HK$719 million respectively. The substantial growth in net interest income was driven mainly by higher contribution of net free fund and better return on debt securities portfolio. The Group successfully launched an array of new treasury products which included structured deposits linked with interest rates, foreign exchange rates and bullion prices and were well-received by customers. In the interim period, the number of treasury customers increased by 12.3%.

Mainland business continued to deliver higher profit in the first half of 2006. While total advances increased only marginally as a result of early loan repayment by certain large corporate clients in the Mainland, operating profit before loan impairment allowances rose by 5.6% to HK$150 million due mainly to larger average loan size.

Upon acquiring BOC Life in June 2006, the Group has applied merger accounting in presenting the Group's results. On a comparative basis, the insurance segment recorded a growth of over 68.1% year-on-year in profit before taxation to HK$79 million. Net insurance

premium income nearly doubled vis-à-vis the same period last year, driven primarily by the successful launch of a number of insurance products in the period.

Comments by Mr Xiao Gang, Chairman

"Our vision is to evolve into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. We have made some significant headway in the first half of 2006 in that direction.

The first major step we have taken was the acquisition of a 51% controlling stake in BOC Life, which was indirectly and wholly owned by our parent, BOC. The acquisition is in line with our Strategy and represents a concrete step in our pursuit of new capabilities and business that can in the course of time allow us to move further up the value chain, diversify our income base and further improve our overall profit margin.

In terms of business development, our priority in the interim period was to pursue qualitative growth, focusing more on the higher-yielding business segments than on across-the-board volume growth as in the recent past. Our key objective in this regard has been to achieve higher segmental profit and, hence, higher overall profit. I am satisfied that we have been on track in that regard and making good progress in delivering higher operating profit as well as net profit.

A crucial part of our Strategy has been to deepen our corporate culture and reinforce our human resources management. We made steady progress in that connection in the period under review. Meanwhile, the Group has continued to practise good corporate governance and comply with the Code on Corporate Governance Practices under the Listing Rules.

I am pleased that we have been on course in implementing the Group's 2006-2011 Strategic Plan. Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth. Regardless of some uncertainties in the external environment, we will move forward with implementing our Strategic Plan in the remainder of the year, with special emphasis on achieving higher profitability and higher profit margin."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"Our business performance in the first half of 2006 was encouraging. Aside from the acquisition of BOC Life, we have moved forward with the strategy to drive organic growth by focusing on higher-yielding segments, including wealth management, cash management, treasury products and SME loans, through cross-selling, customization and product innovation. At the same time, we have maintained our leading positions in areas where we have an edge, including corporate lending and RMB banking services. Our position in the Mainland market and our capability in offering cross-border services have also been further reinforced.

While we are optimistic that the economic climate should remain positive in the latter half of 2006, there are challenges that should not be overlooked. In the local market, competition is likely to intensify as banks scramble for quality customers and business with new products and service arrangements. Externally, the US interest rate hike has already shown signs of peaking but uncertainties such as volatile oil prices and geopolitical conflicts may adversely affect trade prospects and investment sentiments.

On our part, we will forge ahead with the implementation of the Group's Strategic Plan 2006-2011, including:

- We will carry out and further enhance our RPC (Relationship-Product-Channel) Model, which will help strengthen our leading position in Hong Kong.
- We are going to strengthen our development in the Mainland and other parts of the region.
- We will remain alert to new acquisition opportunities to equip ourselves with additional capabilities.
- In anticipation of the further opening of RMB banking business and to prepare ourselves for new business opportunities such as QDII and CIBM, we are ready to invest in the necessary infrastructure and formulate relevant measures to ensure our advantageous position in the market.
- We will continue to promote our corporate culture and values across the Group as an integral part of our Strategic Plan. We will continue to invest in human resources and improve our staff remuneration system."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary.

The Group is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note-issuing banks in Hong Kong. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

Media Enquiry:
Ms Clarina Man (852) 2826-6175
Ms Angel Yip (852) 2826-6159

中銀香港(控股)有限公司
2006年中期業績報告財務摘要

提取貸款減值準備前的淨經營收入為港幣105.17億元，較去年同期上升26.54%
(2005年上半年為港幣83.11億元)

除稅前溢利為港幣86.73億元，較去年同期上升8.82%
(2005年上半年為港幣79.70億元)

股東應佔溢利為港幣70.93億元，較去年同期上升8.36%
(2005年上半年為港幣65.46億元)

每股盈利為港幣0.6709元，較去年同期上升8.37%
(2005年上半年為港幣0.6191元)

中期股息為每股港幣0.401元，較去年同期上升22.26%
(2005年中期股息為每股港幣0.328元)

平均股東資金回報率為17.63%，較去年同期下跌0.72個百分點
(2005年上半年為18.35%)

平均總資產回報率為1.59%，較去年同期下跌0.03個百分點
(2005年上半年為1.62%)

資產總額為港幣8,603.35億元，較去年底上升3.53%
(2005年12月31日為港幣8,310.02億元)

資本充足比率為14.61%，較去年底下跌0.76個百分點
(2005年12月31日為15.37%)

成本對收入比率為28.25%，較去年同期下降4.15個百分點
(2005年上半年為32.40%)

已減值貸款比率為1.09%，較去年底下降0.19個百分點
(2005年12月31日為1.28%，2005年6月30日為1.89%)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700

8(2006.01 2,000)YKE

新聞稿
發稿日期：2006 年 8 月 29 日

中銀香港(控股) 2006 年中期業績創新高
股東應佔溢利增長 8.4%，經營溢利增長 34.3%

中銀香港(控股)有限公司(以下簡稱"本公司"，股票代號"2388"，美國預託證券場外交易代碼"BHKLY")今天宣佈 2006 年中期業績。本公司及其附屬公司(以下簡稱"本集團")在 2006 年上半年錄得股東應佔溢利港幣 70.93 億元，較去年同期上升 8.4%。每股盈利由港幣 0.6191 元上升至港幣 0.6709 元，增 8.4%。

本集團提取貸款減值準備前的經營溢利大幅增長 34.3%，達港幣 75.46 億元。利潤增長主要來自淨利息收入和淨服務費及佣金收入顯著增加。

提取貸款減值準備前的經營溢利及股東應佔溢利均創下本公司自 2002 年上市以來的中期業績新高。

期內，平均總資產回報率維持在 1.59 %，平均股東資金回報率為 17.63%。

本集團的資產質素持續改善。已減值貸款比率由上年底的 1.28%降至今年 6 月底的 1.09 %。

董事會宣佈派發中期股息每股港幣 0.401 元，較去年同期增加 22.3%。股息將於 2006 年 9 月 26 日(星期二)派發給在 2006 年 9 月 19 日(星期二)名列中銀香港(控股)股東名冊的股東。

主要財務表現

受惠於香港經濟持續表現理想，加上集團在過去數年間所積累的內在優勢和增長動力，使集團得以穩步實施董事會於去年通過的 2006-2011 年發展策略。總經營收入、經營溢利和股東應佔溢利均錄得顯著增長。

集團總經營收入在 2006 年上半年繼續大幅增長，上升 34.8%而達港幣 135.77 億元，反映業務發展良好。提取貸款減值準備前的淨經營收入比上年同期增長 26.5%而達港幣 105.17 億元。由於集團資產質素在過去幾年顯著改善，令今年上半年的貸款減值準備撥回較 2005 年同期減少 55.3%、只為港幣 6.42 億元；儘管如此，經營溢利仍錄得 16.1%的良好增長，達港幣 81.88 億元。另一方面，受物業市道影響，集團投資物業重估淨增值亦較去年上半年減少 48%而為港幣 4.77 億元。雖然上述兩項因素對整體盈利的貢獻遠遜於去年上半年，本集團的股東應佔溢利在今年上半年仍取得 8.4%的增長，達港幣 70.93 億元。

淨利息收入大幅增長逾 26%，達港幣 75.73 億元。一方面，平均生息資產增加 10.4%而達港幣 781.94 億元，主要受惠於平均存款及首次公開招股相關資金的增長所帶動；另

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700

方面，淨利息收益率擴濶至 1.84%，較上年同期上升 23 個基點。由於集團努力維持貸款利差，加上市場息率上升，使上半年的平均貸款毛收益率較上年同期增長 247 個基點。集團通過繼續分散投資組合，使債務證券投資毛收益率增長了 152 個基點。

淨服務費及佣金收入增長 21.2%而達港幣 17.61 億元，其中，來自代客買賣股票及資產管理的佣金收益分別大幅增長 95.2%及 60.6%。

總投資和保險收入比去年同期大幅上升 54.2%、即港幣 3.75 億元，達港幣 10.67 億元，主要因為投資與保險服務費收入上升港幣 2.96 億元或 52.7%，來自中銀人壽的保險收入則上升港幣 0.79 億元或 60.8%。

淨交易收入下降 13.3%而為港幣 6.06 億元。其中，外匯交易及相關產品的淨交易收入增長 27.2%，利率工具的淨交易收入卻錄得虧損，原因是利率上升令部分金融資產的公允值有所下降。

集團經營支出上升 10.3%，主要是員工薪酬增長所致。在經營收入大幅增長的情況下，成本對收入比率由上年同期的 32.40%大幅下降至 28.25%。

由於信貸質素改善，催理成效顯著，集團已減值貸款下降港幣 6.46 億元或 15.2%，已減值貸款比率下降 0.19 個百分點至 1.09%。催理收回金額約為港幣 7 億元。

截至 2006 年 6 月底，本集團資產總額較去年底上升 3.5%而達港幣 8,603.35 億元。客戶貸款減少 0.2%而為港幣 3,332.08 億元，主要是受到市場競爭的影響，特別是住宅按揭貸款市場方面；企業貸款及在香港以外使用的貸款則有所增長，部分抵銷了貸款餘額的降幅。負債總額上升 3.75%至港幣 7,773.84 億元。客戶存款達港幣 6,408.91 億元，增長 1.3%。貸存比率由去年底的 52.27%下降至 51.18%。

本集團的資本實力持續雄厚，流動資金充裕。綜合資本充足比率為 14.61%，較 2005 年年底下降了 0.76 個百分點，這是由於證券投資增加，使風險加權資產總額上升了 6.7%。平均流動資金比率則由上年底的 42.02%上升至 50.3%。

業務表現

儘管市場競爭激烈，本集團零售銀行業務績有突出表現。提取貸款減值準備前的淨經營收入增長 13.0%而為港幣 54.82 億元，除稅前溢利較上年同期增長 14.1%而為港幣 31.89 億元。淨利息收入持續增長，一方面是因為利率上升使以最優惠利率為基礎的貸款收益增加，另方面是集團有效控制資金成本的結果。其他經營收入的增長，則是受惠於上半年股票市場活躍，上市活動頻仍，使淨服務費及佣金收入大幅增加。

財富管理客戶數目較 2005 年年底增長 24.7%，管理的資產則增長 20.1%。在 2005 年年底，中銀香港與母行中國銀行加強業務合作，為兩行的財富管理客戶提供跨境銀行服務，讓兩行的中銀理財客戶得以享用中銀香港及中國銀行在香港、內地及亞太地區指定分行提供的優先和尊貴的銀行服務。

集團信用卡業務持續增長。卡戶消費額及商戶收單總額分別上升 7.2%及 15.0%。上半年推出了「長城國際卡一英鎊卡」。本集團更是香港首家合資格的 EMV 收單行。

本集團繼續保持人民幣業務的領先地位，擴潤了服務領域。集團在人民幣卡發卡業務上位居前列，人民幣卡業務量大幅增長 60.3%。在 2006 年 3 月，本集團率先推出個人人民幣支票服務。

企業銀行業務在上半年穩步增長。提取貸款減值準備前的淨經營收入增長 10.3%而為港幣 25.16 億元。除稅前溢利下降 19.3%而為港幣 24.45 億元，主要是由於今年上半年的貸款減值準備淨撥回較上年同期減少。集團繼續是香港、澳門和內地安排銀團貸款業務的主要銀行之一；此外，通過推出相關的新產品，使中小企貸款在上半年增長 3.1%。本集團的現金管理系統也已擴展至更多的中國銀行海外分行。

財資業務除稅前溢利較上年同期增長 169.5%，達港幣 26.06 億元。淨利息收入大幅增長 265.5%而達港幣 20.76 億元，其他經營收入亦增長 46.4%而為港幣 7.19 億元。淨利息收入顯著增長，主要是來自淨無息資金的貢獻增加，以及債務證券投資組合的回報有所提高。本集團成功推出一系列新財資產品，例如與利率、匯價及貴金屬掛鈎的結構性存款產品，自推出以來獲客戶良好反應。財資客戶數目在今年上半年增加了 12.3%。

在 2006 年上半年，內地分行持續創利。雖然因個別內地大企業客戶提早還款，令貸款餘額只錄得微升，但由於平均貸款規模有所擴大，所以，提取貸款減值準備前的經營溢利仍增長 5.6%而為港幣 1.5 億元。

本集團在 2006 年 6 月完成併購中銀人壽後，在業績上採用合併會計原則處理。在可比基礎上，保險業務除稅前溢利較上年同期增長 68.1%而為港幣 0.79 億元。由於期內成功推出一系列保險產品，令淨保費收入較上年同期增長近倍。

董事長肖鋼先生表示:

“我們的目標是要成為一家在香港本地具有雄厚基礎，提供全面和最佳質素服務的金融集團，並鞏固我們在中國內地的地位，取得地區性的戰略據點。在這個方面，我們已在 2006 年上半年取得明顯進展。

收購中銀人壽 51%控股權是本集團走出的重要一步。該項收購符合本集團的戰略，顯示我們在增強能力、拓展業務上邁出了具體一步，提升本集團至價值鏈的更高位置，開拓收入來源，改善整體邊際利潤。

就業務而言，本集團上半年的重點是在業務增長質量和高收益業務方面，而不是如以往般單純追求普遍的業務量增長。我非常滿意地看到本集團正沿此方向前進，並且在取得較高經營溢利和淨利潤上取得長足進步。

本集團戰略中非常重要的一個部分是深化我們的企業文化，加強人力資源管理。在這方面，我們上半年也取得穩步進展。與此同時，本集團繼續履行良好企業管治及上市條例中的企業管治守則。

我非常高興看到本集團逐步落實 2006-2011 年戰略計劃。展望未來，我們預計香港經濟依然會保持穩定增長。儘管外部環境存在不明朗因素，本集團依然會在下半年中繼續落實有關戰略計劃，特別強調提升盈利能力及收益率。”

副董事長兼總裁和廣北表示：

"本集團 2006 年中期業績令人鼓舞。我們除了併購中銀人壽外，也按照新的發展策略，透過加強交叉銷售、度身訂造服務及產品創新，集中發展高收益業務，如財富管理、現金管理、財資產品及中小企貸款等，以推動自然增長。與此同時，我們繼續在具優勢的業務領域如企業貸款及人民幣銀行業務等保持領先地位，並進一步加強在內地市場和跨境服務方面的能力。

雖然我們對經濟在 2006 年下半年持續增長持樂觀態度，但不會忽略面臨的挑戰。在本地市場，銀行同業透過推出新產品和服務爭取優質客戶和業務，將令競爭進一步白熱化；在外圍市場，雖然美息似已見頂，但一些不肯定因素如油價波動和地緣政治衝突等，均有可能影響貿易前景和投資氣氛。

我們將進一步貫徹落實集團 2006-2011 年的發展策略。包括：

- 執行和提昇我們的「關係－產品－渠道」（RPC）模型，借此強化我們在香港的領先地位。
- 加強我們在內地和區內其他地方的發展。
- 密切留意新的併購機會，以擴大實力。
- 由於預期人民幣銀行業務將進一步開放，同時要迎接新的業務機會，如合資格境內機構投資者和企業、投資銀行及資本市場業務（CIBM）等，我們已準備好必需的基礎建設投資和相關配合措施，以確保我們的市場優勢。
- 繼續在集團內部推廣企業文化和核心價值，使之配合發展策略的落實執行。我們將繼續對人力資源進行投資，並完善員工薪酬體制。"

- 完 –

公司背景資料

中銀香港(控股)有限公司("本公司")於 2001 年 9 月 12 日在香港註冊成立，持有本公司主要營運附屬機構中國銀行(香港)有限公司("中銀香港")的全部股權。

本集團是香港主要商業銀行集團之一，通過設在香港的 280 多家分行、450 多部自動櫃員機和其他服務及銷售渠道，向零售客戶和企業客戶提供全面的金融產品與服務。中銀香港是香港三家發鈔銀行之一。此外，本集團在中國內地設有 14 家分支行，為其在香港及中國內地的客戶提供跨境銀行服務。中銀香港於 2003 年 12 月 24 日獲中國人民銀行委任為香港唯一的人民幣清算銀行。

本公司股份於 2002 年 7 月 25 日開始在香港聯合交易所主板上市，股份代號 "2388"，美國預託證券場外交易代碼"BHKLY"。

傳媒查詢：

中國銀行(香港)企業傳訊處

文曉鈴女士　　電話：(852) 2826 6175

葉麗麗小姐　　電話：(852) 2826 6159